# UNITED STATES

# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

## FORM 8-K

## CURRENT REPORT

Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  July 31, 2007

_____

# IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

| INDIANA | 0-6835 | 35-1286807 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |

## 500 Washington Street

## Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

**ITEM 8.01.  OTHER EVENTS.**

On July 31, 2007, Irwin Financial Corporation issued a press release announcing its 2007 Second Quarter Results Conference Call attached as Exhibit 99.1. This filing under 8.01 is made for purposes of Regulation FD.

**ITEM 9.01.  FINANCIAL STATEMENTS AND EXHIBITS.**

**d.) Exhibits**

| Exhibit No. | Description |
|---|---|
| 99.1 | Press Release of Irwin Financial Corporation dated July 31, 2007. |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


**IRWIN FINANCIAL CORPORATION**
(Registrant)


Date: July 31, 2007          By:    /s/ Gregory F. Ehlinger

_____

GREGORY F. EHLINGER
*Senior Vice President and Chief*
*Financial Officer*


## EXHIBIT INDEX

| Exhibit No. | Description |
| --- | --- |
| 99.1 | Press Release of Irwin Financial Corporation dated July 31, 2007. |

EXHIBIT 99.1

**NEWS RELEASE**

For further information, contact:

Suzie Singer, Corporate Communications                                      812.376.1917

July 31, 2007                                                                                   For immediate release

**IRWIN FINANCIAL CORPORATION ANNOUNCES
2007 SECOND QUARTER RESULTS CONFERENCE CALL**

**(Columbus, IN)  IRWIN FINANCIAL CORPORATION (NYSE: IFC)** intends to release its
Second Quarter 2007 operating results on August 1, 2007.

At 1:00 p.m. EDT, on Wednesday, August 1, the Corporation will hold a conference call to
review results.  The toll-free number for the call will be (866) 686-6743; please tell the operator
you would like to join the Irwin Financial call, Confirmation #18670406.  A Corporation news
release, and its Quarterly Report on Form 10-Q, will be available on PR Newswire and on the
Irwin Financial website before the call.  Greg Ehlinger, Senior Vice President and CFO, Will
Miller, CEO, and Jody Littrell, First Vice President and Controller, will be the speakers on the
call.  A replay of the call will be available on the Irwin Financial Corporation website at
http://www.irwinfinancial.com/investors/index_ir.htm.

Information provided and statements made during the call that are not purely historical are
forward-looking statements within the meaning of the Private Securities Litigation Reform Act
of 1995, including statements of the Corporation's expectations, hopes, beliefs and intentions on
strategies for the future.  It is important to note that the Corporation's actual future results could
differ materially from those projected in such forward-looking statements because of a number
of factors, including, but not limited to, general economic, business and financial conditions,
governmental action, competitor activity, expense volatility, changes in applicable accounting
policies or principles, and other risks detailed from time to time in IFC Securities and Exchange
Commission filings.

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company, with
a history tracing to 1871.  The Corporation, through its principal lines of business, provides a
broad range of financial services to small businesses and consumers in select markets in the
United States and Canada.